Filer: Sprott Asset Management LP

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14d-2(b) under the

Securities Exchange Act of 1934

Subject Company: Central GoldTrust

Commission File No. 001-32934

Date: May 27, 2015

Sprott Exchange Offers for Central Gold Trust and Silver Bullion Trust

This document contains forward-looking statements which reflect the current expectations of Sprott Asset Management LP (“Sprott”) regarding future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, and similar expressions have been used to identify these forward-looking statements. These statements reflect Sprott’s current beliefs with respect to future events and are based on information currently available to Sprott. Forward-looking statements involve significant known and unknown risks, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance or achievements could vary materially from those expressed or implied by the forward-looking statements contained in this document. These factors should be considered carefully and undue reliance should not be placed on these forward-looking statements. Although the forward-looking statements contained in this document are based upon what Sprott currently believes to be reasonable assumptions, there is no assurance that actual results, performance or achievements will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this document and Sprott does not assume any obligation to update or revise. Views expressed regarding a particular company, security, industry or market sector should not be considered an indication of trading intent of any investment funds or accounts managed by Sprott. Any reference to a particular company is for illustrative purposes only and should not to be considered as investment advice or a recommendation to buy or sell nor should it be considered as an indication of how the portfolio of any investment fund or accounts managed by Sprott is or will be invested. The information contained herein does not constitute an offer or solicitation by anyone in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation. Prospective investors who are not resident in Canada should contact their financial advisor to determine whether securities of Sprott Physical Gold Trust or Sprott Physical Silver Trust may be lawfully sold in their jurisdiction. Certain gold and silver industry information, statistics and charts contained herein have been derived from several sources, including Bloomberg and others. You are hereby advised that such industry data, charts and statistics have not been prepared specifically for inclusion in these materials and none of the Sprott Physical Gold Trust, Sprott Physical Silver Trust and Sprott have undertaken any independent investigation to confirm the accuracy or completeness of such information. Sprott Forward Looking Statement 1 SPROTT ASSET MANAGEMENT LP

Transaction Overview 2 Consideration Opportunity to exchange Central GoldTrust (“GTU”) and Silver Bullion Trust (“SBT”) units for Sprott Physical Gold Trust (“PHYS”) and Sprott Physical Silver Trust (“PSLV” and together with PHYS, the “Sprott Physical Bullion Trusts”) units, respectively, on a NAV-to-NAV basis Structure Timeline Value Creation Underlying physical assets of GTU and SBT would be transferred to the applicable Sprott Physical Trust and ultimately managed by Sprott Sprott has no intention of holding any GTU or SBT units, other than as would be necessary to facilitate the acquisition of physical bullion by the Sprott Physical Bullion Trusts Based on relative trading values to NAV at the time Sprott announced its intention to make the offers on April 23, 2015, the offers would unlock US$3.06 per unit in value for GTU unitholders, US$0.91 per unit in value for SBT unitholders and US$64 million in aggregate GTU and SBT unitholder value Since the offers were announced, the discounts at which GTU and SBT units were trading have already narrowed by 26% and 51%, respectively The offers will be open for acceptance until 5:00 P.M. (Eastern Time) on July 6, 2015 SPROTT ASSET MANAGEMENT LP

If completed, the aggregate value of these transactions would be US$832 million, creating sizeable best-in-class vehicles. Sprott has a proven track record and best-in-class asset management platform needed to address the persistent trading discount for GTU and SBT units Sprott Physical Bullion Trusts provide a secure, convenient, and exchange-traded alternative for investors who want to hold physical gold bullion or physical silver bullion and offer a number of advantages over GTU and SBT Units of the Trusts trade on NYSE Arca and the TSX; provide investors with access to physical bullion with the liquidity of an exchange-traded security GTU and SBT units have traded at a persistent discount to the underlying value of the bullion held in those vehicles. Units of the Sprott Physical Bullion Trusts have consistently traded at or near the value of the gold and silver held by them Sprott Physical Bullion Trusts: Advantages over traditional exchange-traded bullion funds Fully allocated, stored at a secure third party storage location in Canada Sprott Physical Gold Trust is exploring seeking unitholder approval to add coin delivery to expand access to existing physical redemption features to smaller investors 3 Creating a Physical Bullion Trust Leader Sprott Physical Bullion Trusts create significant benefits for unitholders Best-In-Class Bullion Vehicles Increased Trading Liquidity & Performance Enhanced Market Attractiveness SPROTT ASSET MANAGEMENT LP

Summary of Managed Assets

Sprott INC.

- $7.8B AUM
- $1.7B AUA

Passive Products	Mutual Fund and Hedge Funds	Private Equity and Debt	Private Client
• Three physical bullion trusts listed on NYSE Arca and TSX • Launched first ETF July 2014, raised $250MM to date • Second ETF launched in Q2 2015	• Operating diversified strategies since 2000 • Long-only, hedge, fixed income and specialty credit funds	• Diversified portfolio of resource private equity investments • Private lending business specializing in term loans to resource companies	• Private client groups based in Canada & US
~$3.5B AUM	**~$2.6B AUM**	**~$0.9B AUM**	**Combined AUA ~$2.2B**

All figures as at March 31, 2015

SPROTT ASSET MANAGEMENT LP 4

Overview of Sprott Physical Bullion Trusts

Canadian-domiciled investment trusts Invested in unencumbered, fully allocated physical bullion Monthly physical bullion redemption feature1 Storage outside of the banking system in custody at a Canadian federal crown corporation Physical bullion is subject to periodic inspections and annual physical audits Potential tax advantages for certain U.S. investors2 Sprott Physical Bullion Trusts: Leading Bullion Products 1 Based on the last day of the month on which the NYSE Arca is open for trading for the month in respect of which the redemption request is processed. Refer to the circular for further details 2 For U.S. non-corporate investors who hold units of a Sprott Physical Trust for one year or more and timely file a QEF form, gains realized on the sale of the Sprott Physical Trust’s units are currently taxed at a capital gains rate of 20% (15% for married filers earning less than $450,000 and single filers earning less than $400,000 per year), versus 28% applied against most precious metals ETF's and physical gold or silver coins. Unencumbered, fully allocated physical bullion, an efficient way to own bullion Sprott Physical SILVER Trust Sprott Physical Gold Trust NYSE Arca: PHYS TSX: PHY.U Launched: March 2010 AUM: $1.5B NYSE Arca: PSLV TSX: PHS.U Launched: Oct. 2010 AUM: $0.8B 6 SPROTT ASSET MANAGEMENT LP

Sprott Physical Bullion Trusts: Best in Class 7 Sprott Physical Bullion Trusts CGT/SBT Enhanced Liquidity Global Brand Recognition Physical Redemption Feature Custodied by the Royal Canadian Mint Ongoing Marketing Support SPROTT ASSET MANAGEMENT LP

Sprott Physical Bullion Trusts Trading History

The Sprott Advantage 9 Average Monthly Trading Premium/Discount to NAV(1) PHYS GTU Sprott Advantage PSLV SBT Sprott Advantage April 2015 (1-22) -0.38% -7.91% 7.53% 0.65% -10.08% 10.73% March 2015 -0.16% -7.65% 7.49% 1.72% -8.64% 10.36% February 2015 0.19% -5.57% 5.76% 3.22% -8.10% 11.32% January 2015 -0.23% -5.84% 5.61% 1.85% -9.01% 10.86% December 2014 -0.46% -8.67% 8.21% 0.61% -8.83% 9.44% November 2014 -0.54% -10.49% 9.95% 3.82% -8.81% 12.63% October 2014 -0.59% -8.00% 7.41% 4.17% -6.39% 10.56% September 2014 -0.55% -6.68% 6.13% 4.13% -7.44% 11.57% August 2014 -0.41% -4.78% 4.37% 3.88% -6.91% 10.79% July 2014 -0.36% -3.92% 3.56% 3.35% -6.96% 10.31% June 2014 -0.43% -3.42% 2.99% 2.54% -7.34% 9.88% May 2014 -0.40% -3.46% 3.06% 2.82% -6.28% 9.10% April 2014 -0.34% -5.44% 5.10% 1.90% -7.13% 9.03% March 2014 -0.16% -4.87% 4.71% 3.09% -6.92% 10.01% February 2014 -0.11% -3.94% 3.83% 3.68% -6.40% 10.08% January 2014 -0.37% -5.24% 4.87% 1.57% -8.97% 10.54% (1) Based on the average daily closing prices on the NYSE Arca (PHYS and PSLV), the NYSE MKT (GTU) and the Toronto Stock Exchange (SBT). SPROTT ASSET MANAGEMENT LP

Sprott Advantage*: PHYS vs. GTU 10 * Based on the average daily closing prices on the NYSE Arca (PHYS) and the NYSE MKT (GTU) from May 1, 2013 to April 22, 2015. Spread between PHYS and GTU Premium/Discount to NAV -2.0% 0.0% 2.0% 4.0% 6.0% 8.0% 10.0% 12.0% SPROTT ASSET MANAGEMENT LP

Sprott Advantage*: PSLV vs. SBT 11 * Based on the average daily closing prices on the NYSE Arca (PSLV) and the Toronto Stock Exchange (SBT) from May 1, 2013 to April 22, 2015. Spread between PSLV and SBT Premium/Discount to NAV 0.0% 2.0% 4.0% 6.0% 8.0% 10.0% 12.0% 14.0% 16.0% 18.0% SPROTT ASSET MANAGEMENT LP

Contact Details 12 Kingsdale Shareholder Services Exchange Tower 130 King Street West Toronto, Ontario M5X 1E2 www.kingsdaleshareholder.com Visit kingsdaleshareholder.com E-mail contactus@kingsdaleshareholder.com Call 1-888-518-6805 Follow us on Twitter @KingsdaleShare Sprott Asset Management LP Royal Bank Plaza, South Tower 200 Bay St. Suite 2700 Toronto, Ontario M5J 2J1 www.sprott.com Visit sprottphysicalbullion.com E-mail bullion@sprott.com Call 1-877-403-2310 Follow us on Twitter @Sprott SPROTT ASSET MANAGEMENT LP